04040197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BEST AVAILABLE COPY

FORM 11-K

BEST AVAILABLE COPY

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

JUL - 3 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number: 000-24187

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Hudson River Bank & Trust Company
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Hudson River Bancorp, Inc.
One Hudson City Centre
Hudson, New York 12534

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Plan Financial Statements and Schedules, as well as certifications as of and for the year ended December 31, 2003 will be prepared in accordance with ERISA and filed under Form 11-K/A as amendment to the Form 11-K immediately upon receipt of the audited statements from the Plan's independent auditors.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Hudson River Bank & Trust Company
401(k) Savings Plan

Date: June 25, 2004

By: ____________________
Carl A. Florio
President and Chief Executive Officer

Date: June 25, 2004

By: ____________________
Timothy E. Blow
Chief Financial Officer